FILED BY DUPONT DE NEMOURS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DUPONT DE NEMOURS, INC.

COMMISSION FILE NO. 001-38196

IFF and DuPont Nutrition & Biosciences Announces Purpose and Vision, Operating Model

& Executive Committee for Future Combined Company

Announces Additional Director Appointees for Future Board of Directors

NEW YORK and WILMINGTON, DE — May 11, 2020 — International Flavors & Fragrances (NYSE: IFF) (Euronext Paris: IFF) (TASE: IFF) and DuPont (NYSE: DD), building on the previously announced merger between IFF and DuPont’s Nutrition & Biosciences (N&B) business, today shared the new guiding purpose and vision, operating model and Executive Committee for the intended combined company.1 The companies continue to expect that the transaction will close in the first quarter of 2021.

“The past few months have affirmed the essential role our respective businesses play in delivering industry-leading solutions to our partners around the world. Our teams have risen to the challenge in a way that gives me even greater confidence in the potential of IFF and N&B to shape the future of our industry together,” said Andreas Fibig, IFF Chairman and Chief Executive Officer, who will continue these roles with the combined company. “Our joint Integration Management Office has remained closely focused on developing the plans and structures to bring our combination with N&B to life. We are thrilled to announce the progress that we have made to identify a leadership team comprising the best-of-both organizations and an operating philosophy that builds on our combined deep histories of creativity, innovation and caring for our communities. This is a truly transformative moment for us and one that will present tremendous opportunities for all our stakeholders, including our employees, customers and shareholders.”

“I am proud of the hard work that our teams have done to build the foundation needed to bring IFF and N&B together while continuing to manage our respective global businesses through these challenging times,” said Ed Breen, DuPont Executive Chairman and Chief Executive Officer, and incoming board member of the combined company. “The future executive team for the combined company is comprised of highly qualified leaders with deep knowledge and expertise in their respective areas. Together, this balanced team is well-equipped to position the new company for growth and unlock the long-term value of the IFF and N&B combination.”

[1]	The combined company will be formed upon the merger closing, subject to IFF shareholder approval, regulatory approval and customary closing conditions.

Guiding Purpose and Vision

The combined company will be guided by a purpose and vision that touches on the core strengths of each business, helping unify the future organization toward one shared goal. The combined company’s purpose, Applying science and creativity for a better world, continues to push past traditional industry boundaries and commits to be a force for a better and more sustainable future. Core to the combined company’s strategy for success, a central vision will guide future strategy and initiatives: Be the partner for essential solutions. With this simple statement, the combined company declares that it intends to play a vital leadership role in the global food, beverage, beauty, household, personal care, and pharmaceutical supply chains and is committed to doing more good for its customers, its people and its communities.

Commented Fibig, “Together with N&B, new IFF will be an extraordinary business with an extraordinary team around the world, so we need a purpose and a vision that can guide us to even greater heights. Each time that IFF has set a new aspiration, we have worked together to exceed our expectations and work side-by-side with our customers to change our industry. We will drive greater R&D discoveries, expand our customers’ opportunities by creating the industry’s first truly integrated solutions and change our communities, and our world, for the better.”

Operating Model

The combined company’s organizational and go-to-market model will leverage the capabilities and offerings of both organizations to create a sustainable framework that best-positions their teams, customers and shareholders for success on Day One and well into the future. With best-in-class capabilities and talent, the combined company will be uniquely positioned to successfully integrate both businesses and meet synergy commitments, anticipate customer needs faster and deliver on its long-term growth and profitability goals.

The organization will include four divisions2:

Taste, Food & Beverage

Bringing together IFF’s Taste division and N&B’s Food & Beverage segment, Taste, Food & Beverage will represent approximately $6.1 billion in pro forma 2019 net sales for the combined company. IFF’s Taste offering includes flavor compounds and natural taste solutions, such as Savory Solutions and Inclusions. N&B’s food and beverage portfolio includes natural and plant-based specialty food ingredients, such as Functional Solutions, Protein Solutions and Emulsifiers & Sweeteners. As the combined company’s largest division and with significant opportunity in integrated solutions, Chairman and CEO Andreas Fibig intends to be actively involved in guiding this division to achieve the compelling benefits of this combination.

Scent

Composed of IFF’s Scent division, the combined company’s Scent division will represent approximately $2.0 billion in pro forma 2019 net sales for the combined company. The Scent offering includes Fine Fragrance, Consumer Fragrance and Cosmetic Actives segments, as well as natural and synthetic ingredients.

Health & Biosciences

The combined company’s Health & Biosciences (H&B) division will represent approximately $2.3 billion in pro forma 2019 net sales for the combined company. This division will contain N&B’s current Health & Biosciences business, with the exception of food protection, which will become part of the combined company’s Taste, Food & Beverage division. IFF’s legacy Health Ingredients

[2]

The value of each division reflects 2019 net sales on a combined company pro forma basis per the unaudited condensed combined pro forma financial information of IFF and Nutrition & Biosciences in IFF’s registration statement on Form S-4 and Nutrition & Biosciences registration statement in Forms S-1 and S-4, each as initially filed with the US Securities Exchange Commission on May 7, 2020.

and parts of Natural Products Solutions will also become part of the new H&B division. This portfolio will include sustainable, clean label and high-performance solutions such as Probiotics, Infant Nutrition, HMO, Fibers; Cultures, Food Enzymes; Home & Personal Care; Animal Nutrition; Biorefineries and Microbial Control.

Pharma Solutions

The Pharma Solutions division at the combined company, composed of N&B’s current Pharma Solutions business, will represent approximately $0.8 billion in pro forma 2019 net sales for the combined company. This portfolio will include N&B’s leading functional excipients for pharma and dietary supplements, as well as cellulosic products for industrial applications. This offering will provide specific solutions such as: controlled and immediate release dosage formats, soft and hard capsules and alginates for anti-reflux applications.

A new Integrated Solutions Center of Excellence will be created to focus on incubating new business opportunities in total product solutions. In addition, IFF will establish a Center for Commercial Excellence to support business and commercial teams through development of best practices, customer insights analysis, resource deployment and the optimization of pricing strategies and solutions. Each group will be led by a newly appointed senior executive that will report to Chairman and CEO Andreas Fibig.

The divisions will be supported by a centrally-led functional excellence model, including Finance, Operations, Research & Development, Human Resources, IT, Investor Relations & Communications and Legal.

Executive Committee

The Executive Committee of the combined company will include:

Andreas Fibig, Chairman and CEO

Mr. Fibig has served as IFF Chairman and Chief Executive Officer since 2014, where he has overseen the organization’s transformational strategy and industry-leading sustainability efforts. He joined the IFF Board in 2011.

Rustom Jilla, Executive Vice President, Chief Financial Officer

Mr. Jilla has served as IFF’s Executive Vice President and Chief Financial Officer since January 2020 and brings deep experience in leading global financial organizations. He has held Chief Financial Officer roles for several public companies through his career.

Matthias Haeni, President, Taste, Food & Beverage

Mr. Haeni has led IFF’s Flavors division since 2014, where he has overseen the division’s strategy and commercial and creative execution. He previously held leadership roles for IFF’s Flavors business in EAME and Greater Asia.

Amy Byrick, President, Taste, Food & Beverage

Ms. Byrick has served as Platform Leader, Food and Beverage for N&B since 2019, where she has overseen the company’s specialty food ingredients business. She joined DuPont in 2017 as Global Business Unit Leader for DuPont Nutrition & Health.

Nicolas Mirzayantz, President, Scent

Mr. Mirzayantz has served as lead of IFF’s Fragrances business since 2006, where he is responsible for driving the business’ strategy and execution. Mr. Mirzayantz joined IFF’s Creative Center in Paris in 1988 and has held positions of increased responsibility throughout his 30-year career with the company.

Simon Herriott, President, Health & Biosciences

Mr. Herriott has served as Platform Leader, Health & Biosciences for N&B since 2019. In a 16-year career with DuPont, he has driven top-line growth and operational effectiveness through innovation and supply chain development.

Angela Strzelecki, President, Pharma Solutions

Dr. Strzelecki has served as Platform Leader, Pharma Solutions for N&B since 2019. Over a nearly 30-year career at DuPont, she has held roles of increased responsibility across the company’s diverse business divisions.

Greg Yep, Executive Vice President, Global Integrated Solutions Officer

Dr. Yep has served as IFF’s Executive Vice President, Chief Global Scientific & Sustainability Officer since 2016, a role in which he guides the company’s commercially focused global R&D strategy and leads the company’s global sustainability efforts.

Greg Soutendijk, Senior Vice President, Commercial Excellence

Mr. Soutendijk has served as IFF’s Head of Corporate Development since 2015 and has played a key role in IFF’s transformational strategy to move into integrated solutions. He previously led the successful acquisition of Frutarom.

Angela Naef, Executive Vice President, Chief Research & Development Officer

Dr. Naef has led N&B’s Global Technology & Innovation organization since 2015 and currently co-leads the joint Integration Management Office (IMO), overseeing the broader vision and strategy for bringing IFF and the N&B business together. She holds a Ph.D. in Physical Chemistry from University of California, Davis.

Susana Suarez Gonzalez, Executive Vice President, Chief Human Resources and Diversity & Inclusion Officer

Dr. Suarez Gonzalez has served as Executive Vice President, Chief Human Resources Officer at IFF since 2016, a role in which she is responsible for IFF’s Human Capital strategy. Since joining the organization, she has championed the growth and development of IFF people aligning HR to IFF’s business strategy while launching a solid D&I platform.

Francisco Fortanet, Executive Vice President, Global Operations Officer

Mr. Fortanet has served as IFF’s Executive Vice President, Operations since 2012, where he has broad-scale responsibilities for IFF’s global operations, ranging from procurement through manufacturing. He joined IFF in 1995.

Vic Verma, Executive Vice President, Chief Information Officer

Mr. Verma has served as IFF’s Chief Information Officer since 2016. He is responsible for delivering on the company’s global information technology strategy, the digital technology transformation program and overseeing infrastructure, data, application delivery and end user services across the enterprise.

Michael DeVeau, Senior Vice President, Chief Investor Relations & Communications Officer

Mr. DeVeau has led IFF’s Investor Relations and Communications groups, while serving as Chief of Staff, since 2014. In these roles, he has built a robust investor engagement and corporate communications program, while overseeing IFF’s reputation management efforts. Since joining the organization in 2009, Mr. DeVeau has held several roles in communications, investor relations, finance and corporate strategy.

Etienne Laurent, Senior Vice President, Finance & Corporate Strategy

Mr. Laurent has served as Divisional CFO for N&B since 2014, leading the division’s finance function, acquisition and integration processes, and preparing for external reporting communication cycles. In his role with the combined company, he will report to CFO Rustom Jilla for his financial planning & analysis responsibilities and to Chairman and CEO Andreas Fibig for corporate strategy matters.

Jennifer Johnson, Executive Vice President, General Counsel

Dr. Johnson has led N&B’s legal department since 2019 and has held various legal leadership roles since she joined DuPont in 2013. She has driven critical litigation wins, significant changes to N&B’s patent strategy, and complex M&A transactions. She holds a Ph.D. in Plant Biology from University of California, Berkeley.

Anne Chwat, IFF’s current Executive Vice President, General Counsel and Corporate Secretary, has informed us of her desire to retire from the Company in early 2021. She has agreed to remain with the Company for a period following the consummation of the transaction to work with Ms. Johnson to ensure a smooth integration and transition.

Dr. Matthias Heinzel, President, Nutrition & Biosciences will continue to lead the N&B segment for DuPont and work closely with Andreas Fibig on the integration until the close of the transaction, at which time he will leave DuPont to pursue other opportunities as a chief executive.

Board of Directors

IFF and DuPont also announced progress in creating the board of directors for the new company.

As previously announced, DuPont Executive Chairman and CEO, Ed Breen, will join the board of the combined company as a DuPont designee following the close of the transaction and will serve as Lead Independent Director starting June 1, 2021. The companies announced two additional DuPont director designees today. The full board of directors will be named prior to close of the transaction.

Dr. Matthias Heinzel, N&B President, will be appointed to join the Board of Directors of IFF following the close of the transaction. Under his leadership, Mr. Heinzel has strategically transformed the N&B business driving customer-focused innovation, operational effectiveness and multiple business integrations. As an independent director, his extensive global management experience and deep knowledge of the industry will support the future Company as it unlocks the value of the merger.

Carol A. (John) Davidson will also be appointed to join the Board of Directors of the future combined company following the close of the transaction. Mr. Davidson is a CPA with more than 30 years of leadership experience across multiple industries. He has held a variety of leadership roles at Tyco International Ltd. and Dell Inc. and financial leadership roles at Eastman Kodak Company. Mr. Davidson is the lead independent director for Legg Mason and serves on the Board of TE Connectivity.

Fibig concluded, “It is clear that IFF and N&B bring together best-in-class talent, industry-leading capabilities and unmatched insight to anticipate what will be essential to tomorrow’s consumers. I want to thank Anne for her many years of service and her continued dedication in guiding our teams through this merger. Her impact on IFF is impossible to measure. I am also encouraged by the world-class board of directors we are beginning to assemble for our new company with Ed, Matthias and John. With this team, I know our combined company will chart a new path forward for our industry and have a powerful impact on the world around us.”

The transaction is subject to approval by IFF shareholders and customary closing conditions, including regulatory approvals. The companies secured U.S. antitrust approval for the pending combination in March 2020. As part of the transaction, IFF’s largest shareholder, Winder Investments, has agreed to vote in favor of the transaction. The parties continue to target closing the deal in the first quarter of 2021.

Additional information about the combination of IFF and N&B can be found at www.strongerinnovationtogether.com.

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE: DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), IFF has filed a registration statement on Form S-4 and N&B has filed a registration statement on Form S-4/S-1 on May 7, 2020, each of which contains a prospectus. In addition, on May 7, 2020, IFF filed a preliminary proxy statement on Schedule 14A in connection with the proposed transaction. Each of IFF and N&B expects to file amendments to these filings before they become effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, PROXY STATEMENT, ANY AMENDMENTS TO THESE FILINGS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, MERGER SUB I, MERGER SUB II

AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate

Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in the registration statements filed by each of IFF or N&B in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2020, DuPont’s annual report on Form 10-K for the year ended December 31, 2020, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in a registration statement of IFF or N&B would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 14, 2020 and its definitive proxy statement filed with the SEC on April 9, 2020. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 24, 2020 and its preliminary proxy statement relating to the proposed transaction filed with the SEC on May 7, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.